EXHIBIT 99.1

INNATE PHARMA REPORTS FULL YEAR 2025 FINANCIAL RESULTS AND BUSINESS UPDATE

Marseille, France, March 26, 2026, 7:00 A.M. CET

•Lacutamab TELLOMAK-3 confirmatory Phase 3 trial in cutaneous T-cell lymphoma (CTCL) is planned for initiation in H2 2026, subject to non-dilutive financing options currently under negotiation, including pharma partnering and royalty structures
•IPH4502 (Nectin-4 ADC) shows preliminary anti-tumor activity with favorable safety profile to date; Phase 1 cohort enrichment ongoing at active dose levels
•Monalizumab PACIFIC-9 Phase 3 trial, partnered with AstraZeneca, continues to advance toward a planned H2 2026 data readout
•IPH5201 (anti-CD39 antibody), partnered with AstraZeneca - Interim results of MATISSE Phase 2 trial in non-small cell lung cancer (NSCLC) have been selected for an oral presentation in one of the Clinical Trials Plenary Sessions at the AACR Annual Meeting 2026, on April 21
•Cash position of €44.8 million1 as of December 31, 2025 with an anticipated cash runway until the end of Q3 2026
•Conference call to be held today at 2:00 p.m. CET / 9:00 a.m. EDT

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its business update and consolidated financial results for the year ending December 31, 2025. The consolidated financial statements are attached to this press release.

“2025 has been a year of strong execution across our portfolio. With the TELLOMAK-3 design finalized and FDA clearance in hand, lacutamab is planned for confirmatory Phase 3 initiation in H2 2026, dependent on current negotiations with pharma partners and royalty structures. IPH4502, our Nectin-4 exatecan ADC, is progressing rapidly, with early signs of anti-tumor activity in heavily pre-treated patients, including in urothelial cancer post-enfortumab vedotin, where we aim to validate our preclinical hypothesis supporting a differentiated profile versus MMAE-based approaches. We continue to enrich cohorts at pharmacologically active dose levels, and explore activity in tumors with low to moderate Nectin-4 expression, where we believe IPH4502 has best-in-class potential among Topo I-based Nectin-4 ADCs. We look forward to the PACIFIC-9 readout in H2 2026, which remains a key catalyst for Innate Pharma,” said Jonathan Dickinson, Chief Executive Officer of Innate Pharma.

Including short term investments (€6.2m) and non-current financial instruments (€10.5m).

*****
Webcast and conference call will be held today at 2:00pm CET (9:00am EDT)

The live webcast will be available at the following link:
https://events.q4inc.com/attendee/704730270

Analysts may also join via telephone, click here to register:
https://events.q4inc.com/analyst/704730270?pwd=usHLLD39

This information can also be found on the Investors section of the Innate Pharma website,
www.innate-pharma.com. A replay of the webcast will be available on the Company website for 90 days following the event.

*****

Pipeline highlights:

Lacutamab (anti-KIR3DL2 antibody):
Cutaneous T Cell Lymphoma
•The planned confirmatory Phase 3 TELLOMAK-3 trial is an open-label, multi-center, randomized, comparative study evaluating lacutamab in patients with Sézary syndrome and mycosis fungoides, who have failed at least one prior systemic therapy.
•TELLOMAK-3 includes two cohorts: a confirmatory cohort in Sézary syndrome, intended to support a potential Accelerated Approval based on existing TELLOMAK Phase 2 data, and a registrational cohort in mycosis fungoides, intended to support full approval. The primary endpoint of the study for both cohorts is progression-free survival (PFS) evaluated by blinded central review.
•Following the U.S. Food and Drug Administration (FDA) review of the Phase 3 protocol, with no further comments in November 2025, the trial is planned for initiation in H2 2026.
•The FDA provided encouraging feedback on the TELLOMAK Phase 2 results and the proposed regulatory pathway, which may support an Accelerated Approval in Sézary syndrome once the Phase 3 trial is underway. In February 2025, the FDA granted Breakthrough Therapy Designation to lacutamab for relapsed or refractory Sézary syndrome.
•The TELLOMAK Phase 2 trial is completed, and patients who were receiving treatment will continue to receive lacutamab through a Post Trial Access program.

Peripheral T Cell Lymphoma (PTCL)
•KILT (anti-KIR in T-Cell Lymphoma) Phase 2 trial, an investigator-sponsored, randomized study led by the Lymphoma Study Association (LYSA) evaluating lacutamab in combination with GEMOX (gemcitabine and oxaliplatin) versus GEMOX alone in patients with KIR3DL2-expressing relapsed/refractory PTCL, is ongoing.

IPH4502 (Nectin-4 exatecan ADC):
•The IPH4502-101 Phase 1 study (NCT06781983), recruiting in France and in the United States, is evaluating the safety, tolerability, and preliminary anti-tumor activity of IPH4502 in advanced solid tumors known to express Nectin-4, including but not limited to urothelial carcinoma, non-small cell lung, breast, ovarian, gastric, esophageal, and colorectal cancers.
•The first patient was dosed in January 2025. The maximum tolerated dose (MTD) is currently being explored, with cohort enrichment ongoing at pharmacologically active dose levels, including in patients with urothelial cancer relapsed or refractory to enfortumab vedotin, as well as selected additional tumor types. Preliminary anti-tumor activity was observed in heavily pre-treated patients with advanced solid tumors with a favorable safety profile to date.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:
•The PACIFIC-9 Phase 3 trial run by AstraZeneca evaluating durvalumab (anti-PD‑L1) in combination with monalizumab or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) who have not progressed following definitive platinum-based concurrent chemoradiation therapy (CRT) is ongoing. Enrollment in the trial is complete, and data readout is expected in H2 2026.

Other Clinical stage assets
IPH5201 (anti-CD39 antibody, partnered with AstraZeneca): The MATISSE Phase 2 trial, evaluating IPH5201 in combination with durvalumab and platinum-based chemotherapy in the neoadjuvant lung cancer setting, is ongoing and continues recruitment, following a pre-planned interim analysis performed for efficacy on 40 patients. These interim results have been selected for an oral presentation in a Clinical Trials Plenary Session at the AACR Annual Meeting 2026 (April 17–22, 2026, San Diego).
IPH5301 (anti-CD73, proprietary): The investigator-sponsored CHANCES Phase 1 trial of IPH5301 with Institut Paoli-Calmettes is ongoing.
IPH6101 (ANKET® anti-CD123, proprietary): Innate regained the rights to SAR’579/IPH6101 in July 2025. Innate has initiated a research collaboration to further assess next steps of development.
IPH6501 (ANKET® anti-CD20 with IL-2V, proprietary): The Phase 1/2 study has evaluated IPH6501 in patients with B-cell non-Hodgkin’s lymphoma (B-NHL). Following completion of dose escalation, the study has been discontinued as part of the Company’s strategic prioritization of its pipeline. Clinical data are expected to be presented in 2026.

IPH6401/SAR’514 (ANKET® anti-BCMA, partnered with Sanofi): In a recent corporate update, Sanofi announced deprioritization of SAR’514, a trifunctional anti-BCMA NK-cell engager. Sanofi retains exclusive development and commercialization rights, and the license terms remain unchanged.

Corporate Update:
•As previously announced, in line with its strategic focus, the Company has streamlined its organization. Planned layoffs are being implemented through a redundancy plan and should be completed in H1 2026. A collective majority agreement supporting the redundancy plan was endorsed by the French authorities (Dreets) in December 2025.
•The ATM program, pursuant to which Innate may, from time to time, offer and sell to eligible investors a total gross amount of up to $75 million of American Depositary Shares (“ADS”) is still in place. As of December 31, 2025, no sales have been made under the program. As of December 31, 2025, the balance available under our April 2023 sales agreement under the At-The-Market program remains at $75 million.

Financial highlights for 2025:
The key elements of Innate’s financial position and financial results as of and for the year ended December 31, 2025 are as follows:
•Cash, cash equivalents, short-term investments and financial assets amounting to €44.8 million as of December 31, 2025 (€91.1m as of December 31, 2024), including €10.5m in non-current financial instruments (€10.3m as of December 31, 2024).
•As of December 31, 2025, financial liabilities amount to €22.6m (€31.0m as of December 31, 2024). This change is mainly due to loan repayments.
•Revenue and other income amounted to €9.0m in 2025 (2024: €20.1m, -55.2%). It mainly comprises revenue from collaboration and licensing agreements (€2.8m in 2025 vs €12.6m in 2024, -77.9%), and research tax credit (€6.2m in 2025 vs €7.5m in 2024, -17.1%):
◦Revenue from collaboration and licensing agreements mainly resulted from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca and Sanofi. They are recognized when the entity's performance obligation is met. Their accounting is made at a point in time or spread over time according to the percentage of completion of the work that the Company is committed to carry out under these agreements:
▪(i) Revenue from collaboration and licensing agreements for monalizumab decreased by €4.2m to €0.2m in 2025 ( €4.4m in 2024). As of December 31, 2025, the revenue from this agreement has been fully recognized, and accordingly, no “Current contract liabilities” related to these studies remains.
▪(ii) Revenue related to the research collaboration and licensing agreement signed with Sanofi in 2022 amounted €0.4m as of December 31, 2025 (€2.1m as of December 31, 2024). After Sanofi’s announcement in October 2024 that it was returning the rights related to its second option, terminating the research collaboration, the €1.7 million in revenue allocated to the research work to be conducted by the company was recognized in full in the income statement as of December 31, 2024. Revenue related to research work on the first license amounted to €401,000 during fiscal year 2025, as it did during fiscal year 2024.
▪(iii) Revenue related to the license and collaboration agreement signed with Sanofi in 2016 decreased by €4.0m and are nil for year ended December 31, 2025. Innate regained the right to SAR’579/IPH6101 in July 2025.

◦The research tax credit (CIR) of €6.2m of as December 31, 2025 (€7.5m for year ended December 31, 2024). The 17% decrease resulted from the eligible costs decrease.
•Operating expenses amounted to €63.0m in 2025 (2024: €71.7m, -12.1%):
◦General and administrative (G&A) expenses amounted to €19.4m in 2025 (2024: €19.7m, -1.6%). These expenses represented 27% and 31% of net operating expenses for the years ended December 31, 2024 and 2025 respectively. G&A expenses mainly comprise personnel costs not allocated to research and development, as well as costs of services relating to the management of the Company. The decrease between 2024 and 2025 results from the combined effect of (i) lower non‑scientific consulting fees and (ii) reduced insurance expenses. Personnel expenses remained stable despite €0.6 million in restructuring charges resulting from the implementation of the Workforce Restructuring Plan (Plan de Sauvegarde de l’Emploi).
◦Research and development (R&D) expenses from continuing activities amounted to €43.6m in 2025 (2024: €52.0m, -16.1%). R&D expenses from continuing operations amounted to €43.6 million and €52.0 million for the years ended December 31, 2025 and 2024, respectively. These expenses represented 73% and 69% of net operating expenses from continuing operations for the years ended December 31, 2024 and 2025, respectively. The decrease between 2024 and 2025 mainly reflects lower direct research and development costs related to clinical programs. Indirect research and development expenses decreased primarily due to lower personnel costs (excluding restructuring charges of €2.3 million), reduced scientific consulting fees, lower depreciation and amortization, and a decrease in intellectual property expenses, partially offset by restructuring charges associated with the implementation of the Workforce Restructuring Plan (Plan de Sauvegarde de l’Emploi).

•A net financial income of €4.8m in 2025 (2024: €2.1m gain). The financial income has been increased due to favorable foreign exchange impact.

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•A net loss of €49.2m in 2025 (2024: net loss of €49.5m).

The table below summarizes the IFRS consolidated financial statements as of and for the year ended December 31, 2025, including 2024 comparative information.

In thousands of euros, except for data per share	December 31, 2025	December 31, 2024
Revenue and other income	9,005	20,121
Research and development	(43,620)	(51,980)
Selling, general and administrative	(19,394)	(19,716)
Total operating expenses	(63,013)	(71,696)
Operating income (loss) before impairment	(54,008)	(51,575)
Impairment of intangible asset	—	—
Operating income (loss) after impairment	(54,008)	(51,575)
Net financial income (loss)	4,831	2,104
Income tax expense	—	—
Net income (loss) from continuing operations	(49,177)	(49,471)
Net income (loss) from discontinued operations	—	—
Net income (loss)	(49,177)	(49,471)
Weighted average number of shares outstanding (in thousands)	89,591	81,052
Basic income (loss) per share	(0.55)	(0.61)
Diluted income (loss) per share	(0.55)	(0.61)
Basic income (loss) per share from continuing operations	(0.55)	(0.61)
Diluted income (loss) per share from continuing operations	(0.55)	(0.61)
Basic income (loss) per share from discontinued operations	—	—
Diluted income (loss) per share from discontinued operations	—	—

	December 31, 2025	December 31, 2024
Cash, cash equivalents and financial asset	44,765	91,051
Total assets	62,719	111,059
Shareholders’ equity	-21,704	8,834
Total financial debt	22,573	30,995

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About Innate Pharma:
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise on antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next-generation antibody therapeutics.
Innate Pharma is advancing a portfolio of differentiated potential first- and/or best-in-class assets, focused on areas of high unmet medical need, including IPH4502, a differentiated Nectin-4 ADC developed in solid tumors, lacutamab, an anti-KIR3DL2 antibody developed in cutaneous T cell lymphomas and peripheral T cell lymphomas, and monalizumab, an anti-NKG2A antibody developed in collaboration with AstraZeneca in non-small cell lung cancer.
Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology.
Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:
This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions contained in this press release, including statements regarding the future results of operations and financial position, business strategy, plans and the Company’s objectives for future operations, are forward-looking statements. These are based on the management’s current beliefs, expectations and assumptions about future events, conditions and results and on information currently available to the management. When used in this press release, certain words, including “anticipate,” “plan,” “believe,” “can,” “could,” “estimate,” “project,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, enrolment, results and other milestones of its preclinical trials, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development and product trials given its current cash position and the impact an inability to raise further financing would have on the Company’s ability to meet its financial or business objectives. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ materially from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.
In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:
Innate Pharma
Stéphanie Cornen
stephanie.cornen@innate-pharma.fr
Investor Relations
investors@innate-pharma.fr
Media
communication@innate-pharma.fr

Summary of Consolidated Financial Statements and Notes
as of December 31, 2025

Consolidated Statements of Financial Position
(in thousand euros)

	December 31, 2025	December 31, 2024

Assets

Cash and cash equivalents	28,092	66,396
Short-term investments	6,218	14,374
Trade receivables and others - current	12,400	4,972
Total current assets	46,710	85,742

Intangible assets	0	—
Property and equipment	4,356	5,133
Non-current financial assets	10,455	10,281
Other non-current assets	947	575
Trade receivables and others - non-current	251	9,328
Total non-current assets	16,009	25,317

Total assets	62,719	111,059

Liabilities
Trade payables and others	15,042	16,007
Collaboration liabilities – Current portion	6,501	7,443
Financial liabilities – Current portion	8,802	8,709
Deferred revenue – Current portion	2,825	616
Provisions – Current portion	3,479	207
Total current liabilities	36,649	32,982

Collaboration liabilities – Non current portion	31,748	41,128
Financial liabilities – Non-current portion	13,771	22,286
Defined benefit obligations	1,923	2,730
Deferred revenue – Non-current portion	0	2,825
Provisions – Current portion	332	274
Total non-current liabilities	47,774	69,243

Share capital	4,687	4,192
Share premium	408,033	390,979
Retained earnings	(386,365)	(336,893)
Other reserves	1,118	27
Net income (loss)	(49,177)	(49,471)
Total shareholders’ equity	(21,704)	8,834

Total liabilities and shareholders’ equity	62,719	111,059

Consolidated Statements of Income (loss)
(in thousand euros)

	December 31, 2025	December 31, 2024

Revenue from collaboration and licensing agreements	2,787	12,622
Government financing for research expenditures	6,205	7,488
Sales	13	11

Revenue and other income	9,005	20,121

Research and development expenses	(43,620)	(51,980)
Selling, general and administrative expenses	(19,394)	(19,716)
Operating expenses	(63,013)	(71,696)

Operating income (loss) before impairment of intangible assets	(54,008)	(51,575)

Impairment of intangible assets	—	—

Operating income (loss) after impairment of intangible assets	(54,008)	(51,575)

Financial income	7,951	6,079
Financial expenses	(3,120)	(3,975)
Net financial income (loss)	4,831	2,104

Net income (loss) before tax	(49,177)	(49,471)

Income tax expense	—	—
Net income (loss) from continuing operations	(49,177)	(49,471)

Net income (loss) from discontinued operations	0	0

Net income (loss)	(49,177)	(49,471)

Net income (loss) per share:
(in € per share)
- basic income (loss) per share	(0.55)	(0.61)
- diluted income (loss) per share	(0.55)	(0.61)
- Basic income (loss) per share from continuing operations	(0.55)	(0.61)
- Diluted income (loss) per share from continuing operations	(0.55)	(0.61)
- Basic income (loss) per share from discontinued operations	—	—
- Diluted income (loss) per share from discontinued operations	—	—

Consolidated Statements of Cash Flows
(in thousand euros)

	December 31, 2025	December 31, 2024
Net income (loss)	(49,177)	(49,471)
Depreciation and amortization	1,384	1,994
Employee benefits costs	(807)	324
Provisions for charges	3,330	(293)
Share-based compensation expense	2,567	3,944
Change in valuation allowance on financial assets	(451)	(1,335)
Gains (losses) on financial assets	1,362	(885)
Change in valuation allowance on financial assets	(352)	(380)
Gains (losses) on assets and other financial assets	—	—
Disposal of property and equipment (scrapping)	23	20
Other profit or loss items with no cash effect	(2)	24
Operating cash flow before change in working capital	(42,123)	(46,058)
Change in working capital	(10,632)	39,162
Net cash generated from / (used in) operating activities:	(52,755)	(6,896)
Acquisition of intangible assets, net	—	—
Acquisition of property and equipment, net	(140)	(391)
Disposal of property and equipment	—	—
Disposal of other assets	5	—
Acquisition of other assets	—	—
Disposal of current financial instruments	7,035	9,590
Disposal of non-current financial instruments	—	—
Net cash generated from / (used in) investing activities:	7,289	9,200
Proceeds from the exercise / subscription of equity instruments	14,981	2,928
Repayment of borrowings	(8,911)	(8,936)
Net cash generated from financing activities:	6,070	(6,008)
Effect of the exchange rate changes	1,092	(505)
Net increase / (decrease) in cash and cash equivalents:	(38,304)	(4,209)
Cash and cash equivalents at the beginning of the year:	66,396	70,605
Cash and cash equivalents at the end of the year :	28,092	66,396

Revenue and other income
The following table summarizes operating revenue for the periods under review:

In thousands of euro	December 31, 2025	December 31, 2024
Revenue from collaboration and licensing agreements	2,787	12,622
Government financing for research expenditures	6,205	7,488
Other income	13	11
Revenue and other income	9,005	20,121

Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements from continuing operations decreased by €9.8 million, to €2.8 million for the year ended December 31, 2025, as compared to €12.6 million for the year ended December 31, 2024. These revenues mainly result from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca and Sanofi. They are recognized when the entity's performance obligation is met. Their accounting is made at a point in time or spread over time according to the percentage of completion of the work that the Company is committed to carry out under these agreements. The evolution in 2025 is mainly due to:
•A €4.2 million decrease in revenue related to monalizumab to €0.2 million for the year ended December 31, 2025, as compared to €4.4 million for the year ended December 31, 2024. As of December 31, 2025, the revenue from this agreement has been fully recognized, and accordingly, no “Current contract liabilities” related to these studies remains.
•The recognition of €1,7 million in revenue as of December 31, 2024, relating to the research collaboration and licensing agreement signed with Sanofi in 2022 after the exercise of license options for an ANKET® program in 2023 and ultimately discontinued in 2024 following the termination of the agreement. However, research work on the first license continued during fiscal year 2025, generating revenue of €0,4 million, an amount identical to the revenue recognized during fiscal year 2024.
•A €4.0 million decrease in revenue from the collaboration and research license agreement with Sanofi. On April 15, 2024, the Company announced the treatment of the first patient in the dose-expansion phase 2 of the study conducted by Sanofi evaluating the NK Cell Engager IPH6101/SAR443579 in various blood cancers.

•A €0.4 million decrease in revenue from invoicing of research and development costs to €1.7 million for the year ended December 31, 2025, as compared to €2.1 million for the year ended December 31, 2024.

Government funding for research expenditures
Government funding for research expenditures decreased by €1.3 million, or 17.1%, to €6.2 million for the year ended December 31, 2025, as compared to €7.5 million for the year ended December 31, 2024. As of December 31, 2025, government funding is mainly comprised of research tax credit for 2025 fiscal year for an amount of €6.2 million as compared to €7.4 million euros for year ended December 31, 2024. The decrease in eligible expenses in 2025 mainly results from (i) lower depreciation charges following the full amortization of intangible assets since fiscal year 2024 and the end of the depreciation period for certain laboratory equipment; (ii) a decline in eligible subcontracting expenses due to lower costs related to late‑stage clinical studies and the conduct of clinical trials outside the Eurozone; and (iii) a decrease in patent‑related expenses following their exclusion under the latest Finance Law applicable since February 2025.
The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the fiscal year.

Operating expenses
The table below presents our operating expenses from continuing operations for the years ended December 31, 2025 and 2024:

In thousands of euros	December 31, 2025	December 31, 2024
Research and development expenses	(43,620)	(51,980)
General and administrative expenses	(19,394)	(19,716)
Operating expenses	(63,013)	(71,696)

Research and development expenses
Research and development (“R&D”) expenses decreased by €8.4 million, or 16.1%, to €43.6 million for the year ended December 31, 2025, as compared to €52.0 million for the year ended December 31, 2024.This decrease over the period is mainly due to a decrease in direct research and development expenses of €7.5 million over the period due mainly to the decrease in expenses related to more mature clinical development programs. Research and development expenses represented a total of 69.2% and 72.5% of operating expenses before impairment for years ended December 31, 2025 and December 31, 2024, respectively. Direct research and development expenses decreased by €7.5 million, or 26.5%, to €20.8 million for the year ended December 31, 2025, as compared to direct research and development expenses of €28.3 million for the year ended December 31, 2024.
This decrease is mainly due to a €7.3 million decrease in expenses related to the Company's clinical programs. This decrease in clinical programs expenses mainly results from (i) a €6.3 million decrease in expenses related to the IPH4502 program, following the reduction in CMC and toxicology activities, partially offset by higher costs associated with the progressive start‑up of clinical activities; as a reminder, this program entered clinical development after the first patient was dosed in January 2025; (ii) a €0.7 million decrease in expenses related to the IPH5201 (anti‑CD39) program; (iii) a € 0.5 million decrease in expenses related to the lacutamab program, whose Phase 2 clinical study is in the process of being closed. The €0.4 million increase in expenses related to the IPH6501 program reflects the advancement of clinical activities; as a reminder, this program entered clinical development after the first patient was dosed in June 2024.

As of December 31, 2025, the collaboration liabilities relating to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018 and September 2020 amounted to €38.2 million, as compared to collaborations liabilities of €48.6 million as of December 31, 2024. This decrease of €10.3 million mainly results from (i) net repayment of €4.8 million during year 2025 to AstraZeneca linked to the monalizumab cofinancing program, including Phase 3 trial INTERLINK-1 launched in October 2020 and PACIFIC-9 launched in April 2022, and (ii) the decrease of the collaboration commitment ("collaboration liabilities" in the consolidated statements of financial position) for an amount of €5.7 million linked to the Euro-dollar parity exchange rate variation.
Personnel and other expenses allocated to research and development decreased by €0.9 million, or 3.7%, to €22.8 million for the year ended December 31, 2025, as compared to an amount of €23.7 million for the year ended December 31, 2024. As of December 31, 2025, the Company had 125 employees, including Leadership Team members, in research and development functions, compared to 139 as of December 31, 2024.
We note a decrease in (i) other expenses of €1.6 million (primarily €1.3 million in scientific consulting fees and €0.3 million in intellectual property expenses), and (ii) amortization and depreciation expense of €0.6 million. As a reminder, this line item mainly consists of the amortization of the monalizumab intangible asset (acquired from Novo Nordisk), the IPH5201 asset (anti‑CD39 acquired from Orega Biotech), as well as the amortization of the rights related to monalizumab (see Note 6) for the years ended December 31, 2025 and 2024. Finally, (iii) the €1.0 million decrease in personnel expenses (including a €0.7 million decrease in share‑based payments and a €0.3 million decrease in salaries and wages) is offset by (iv) €2.3 million in restructuring charges related to the implementation of the Workforce Restructuring Plan (Plan de Sauvegarde de l’Emploi).

General and administrative expenses
General and administrative (“G&A”) expenses decreased by €0.3 million, or 1.6% to €19.4 million for the year ended December 31, 2025 as compared to €19.7 million for the year ended December 31, 2024. G&A expenses represented a total of 30.8% and 27.5% of the total operating expenses for the years ended December 31, 2025 and 2024, respectively.
Personnel expenses, which includes the compensation paid to our employees and consultants, decreased by €0.6 million, or 7.0%, to €8.0 million for the year ended December 31, 2025, as compared to personnel expenses of €8.6 million for the year ended December 31, 2024. This decrease mainly results from €0.7 million decrease in share-based payment expenses compensated by a increase in salaries and wages of €0.1 million. As of December 31, 2025, we had 38 employees, including Leadership Team members, in general and administrative functions compared to 42 as of December 31, 2024.
Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, legal and hiring services. These expenses decreased by €0.3 million, or 9.9%, to €3.0 million for the year ended December 31, 2025, as compared to an amount of €3.4 million for the year ended December 31, 2024. This decrease results from lower recruitment activity and reduced maintenance costs for the “At‑The‑Market” fundraising facility.
Other general and administrative expenses relate to intellectual property, depreciation and amortization and other general, administrative expenses. These expenses are stable at €7.8 million for the year ended December 31, 2025, as compared to an amount of €7.8 million for the year ended December 31, 2024.

Financial income (loss), net
We recognized a net financial gain of €4.8 million for the year ended December 31, 2025, as compared to €2.1 million net financial gain for the year ended December 31, 2024. This change mainly results from the net foreign exchange gain of €3.2 million (net foreign exchange loss of €1.8 million in 2024), offset by a decrease of interest income on financial investments (net gain of €1.3 million in 2025 compared to €2.4 million in 2024) and the change in the fair value of certain financial instruments (net gain of €0.7 million in 2025 as compared to a net gain of €2.0 million in 2024).

Balance sheet items
Cash, cash equivalents, short-term investments and financial assets (current and non-current) amounted to €44.8 million as of December 31, 2025, as compared to €91.1 million as of December 31, 2024. Net cash as of December 31, 2025 (cash, cash equivalents and current financial assets less current financial liabilities) amounted to €25.5 million (€72.1 million as of December 31, 2024).

As of the date of the issuance of the financial statements and based on its current operations, plans, and assumptions, the Company estimates that its cash and cash equivalents are sufficient to fund its operations until the end of third quarter of 2026. As such, cash and cash equivalents are not sufficient to fund operations for the next 12 months from the date of issuance of the financial statements. As such, there is substantial doubt regarding its ability to continue as a going concern.

The Company has undertaken several concurrent initiatives to secure the financing of its operations, including non-dilutive financing options, such as pharma partnering and royalty structures which are currently under negotiation.

The other key balance sheet items as of December 31, 2025 are:
•Current deferred revenue of €2.8 million and collaboration liabilities of €38.2 million (including €31.7 million booked as ‘Collaboration liability – non-current portion’) relating to the remainder of the initial payment received from AstraZeneca with respect to monalizumab, not yet recognized as revenue or used to co-fund the research and the development work performed by AstraZeneca including co-funding of the monalizumab program with AstraZeneca, notably the INTERLINK-1 and PACIFIC-9 Phase 3 trials.
•Receivables of €12.6 million including current receivables for (i) €6.2 million from the French government related to the research tax credit for 2025 after the loss of SME status since December 31, 2023; (ii) €2.4 million related to suppliers’ prefunded; (iii) €2,4 million related to prepaid expenses.
•Shareholders’ equity of €21.7 million, including the net loss of the period of €49.2 million.
•Provision amounting to €3.8 million including a provision for restructuring for €2.9 million related to the implementation of the restructuring plan. The provision amounted to €0.5 million as of December 31, 2024.
•Financial liabilities amounting to €22.6 million (€31.0 million as of December 31, 2024).

Cash-flow items
The net cash flow used over the year ended December 31, 2025 amounted to €38.3 million, compared to a net cash flow used of €4.2 million for the year ended December 31, 2024.
The net cash flow used during the period under review mainly results from the following:
•The Company's net cash flow used in operating activities increased by €45.9 million to €52.8 million for the year ended December 31, 2025 as compared to net cash flows used in operating activities of €6.9 million for the year ended December 31, 2024. In 2025, the net cash flow used in operating activities included the receipt of €6.5 million pursuant to a financing agreement with Natixis including the assignment of the Company's receivables with respect to future CIR payments (corresponding to the CIR for the financial year ending December 31, 2024 that will be paid in 2028). As a reminder, in 2024, the net cash flow used in operating activities included (i) the receipt of €29.5 million related to 2019 and 2020 tax credit refunds, (ii) the receipt of €8.6 million pursuant to a financing agreement with Natixis including the assignment of the Company's receivables with respect to future CIR payments (corresponding to the CIR for the financial year ending December 31, 2023 that will be paid in 2027), (iii) the receipt of €15.0 million in January 2024 following Sanofi's decision to exercise one of its two license option for an NK Cell Engager program in solid tumors, derived from the Company's ANKET® (Antibody-based NK Cell Engager Therapeutics) platform, pursuant to the terms of the research collaboration and license agreement signed in December 2022, (iv) the collection in May 2024 of €4.8 million (including value-added tax) the treatment of the first patient in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial evaluating NK Cell Engager SAR443579/ IPH6101 in various blood cancer. Excluding these specific effects, net cash flows used by operating activities for the year ended December 31, 2025 decreased by €4.7 million. This decrease is mainly explained by the decrease in the operating expenses.
•Net cash generated in investing activities for an amount of €7.3 million, mainly included various non current financial assets sales for a total of €7.0 million to cope with Company dollars cash needs. As a reminder, the Company's net cash flows from investing activities for the year ended December 31, 2024 amounted to €9.2million and included a €4.2 million of current financial instrument with a July 2024 fixed term and various non current financial assets sales for a total of €5.0 million to cope with Company dollars cash needs. These cash in were partially offset by acquisitions of property, plant and equipment and intangible assets for a net amount €0.4 million.

•Net cash flows from financing activities for a positive amount of €6.1 million for the year ended December 31, 2025 as compared to a negative net cash flows from financing activities of €6.0 million for the year ended December 31, 2024. Loan repayments amounted to €8.9 million for the year ended December 31, 2025 as compared to €8.9 million for the year ended December 31, 2024. Receipts from capital transactions amount to €14.9 million in 2025 received from Sanofi, compared with €2.9 million in 2024 received from a new partner.

Nota
The consolidated financial statements as of December 31, 2025 were approved by the Board of Directors on March 25, 2026.

Risk factors
Risk factors (“Facteurs de Risque”) identified by the Company are presented in section 3 of the registration document (“Universal Registration Document”) filed with the French Financial Markets Authority (“Autorité des Marchés Financiers” or “AMF”), which is available on the AMF website http://www.amf-france.org or on the Company’s website as well as in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.